March 5, 2008
Mr. Terence O’Brien
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Dycom Industries, Inc. Form 10-K for the Fiscal Year Ended July 28, 2007 (filed September 7, 2007) Form 10-Q for the Fiscal Quarter Ended October 27, 2007 (filed November 21, 2007) File No. 1-10613
Dear Mr. O’Brien:
     This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in a letter dated February 25, 2008 to Steven E. Nielsen, Chief Executive Officer of Dycom Industries, Inc. (“Dycom” or “the Company”) relating to the Annual Report on Form 10-K for the fiscal year ended July 28, 2007, filed with the Commission on September 7, 2007 (“Form 10-K) and the Form 10-Q for the period ended October 27, 2007, filed with the Commission on November 21, 2007; each comment is followed by our response to that comment.
Comment 1
We note your discussion of the risk factors that could have a negative impact on your operations or financial condition. Given your current disclosure we are unable to determine which of the identified risk factors primarily contributed to the decline in customer demand for the two reporting units discussed below and to the lowered second quarter forecast. Please revise MD&A in future filings to discuss the actual impact, if any, these risk factors had on current and/or expected operating results.
Response:

Mr. Terence O’Brien
March 5, 2008

     In Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in the Form 10-Q for the period ended January 26, 2008, the Company has identified those factors that contributed to the operating results of the two reporting units referenced in the MD&A contained in the fiscal 2007 Form 10-K, Stevens Communications and Nichols Construction. Additionally, as a result of factors that became evident in the latter part of the quarter ended January 26, 2008, we have expanded the disclosure in the MD&A to include certain other reporting units and to describe the factors which adversely impacted the second quarter results. These factors include the concentration of revenues from a limited number of customers and the changes in customer spending levels and demand due to the cyclical nature of the business. These factors are described in the following Risk Factors in the Form 10-K:
•	Demand for our services is cyclical and vulnerable to downturns affecting the industries we serve. (page 7 of Form 10-K)

•	We derive a significant portion of our revenues from a limited number of customers, and the loss of one or more of these customers could adversely impact our revenues and profitability. (page 8 of Form 10-K)
     The disclosure referred to above has been included in Managements Discussion and Analysis of Results of Operations in the Company’s Form 10-Q for the period ended January 26, 2008 (filed on March 5, 2008) under — Critical Accounting Policies — Goodwill and Intangible Assets (pages 40-42 of Form 10-Q), Results of Operations — Revenues for the three months ended January 26, 2008 (page 44) and Revenues for the six months ended January 26, 2008 (page 45) of Form 10-Q and Results of Operations — Costs of Earned Revenues for the three months ended January 26, 2008 (page 46) and Costs of Earned Revenues for the six months ended January 26, 2008 (page 47) of Form 10-Q. In future filings, the Company will continue to disclose the impact, if any, these or other factors have on current and/or expected operating results.
Comment 2
We note your disclosure that two of your reporting units have recently experienced lower demand from the customers they serve compared to historical levels. However, it is not clear whether the operating results of these units are materially impacted by specific adverse competitive conditions and/or any customer or geographic concentrations. It appears that such information is necessary to a reader’s understanding of the primary factors impacting the company’s ability to recover the underlying assets. Please provide enhanced disclosure in future filings pursuant to Section 501.12.b.4 of the Financial Reporting Codification.
Response:
     We are not aware of any specific impact on these reporting units as a result of competitive conditions or geographic concentrations. In the Company’s Form 10-Q for the period ended January 26, 2008, we have provided disclosure to describe the primary factors impacting the Company’s ability to recover the underlying assets, including the

Mr. Terence O’Brien
March 5, 2008

concentration of reporting unit revenues from a limited number of customers and the lower demand from these customers that the reporting units have recently experienced. We have enhanced our disclosure of the factors affecting these reporting units and the Company as a whole as referenced in Comment 1 above. In addition, in future filings, the Company will continue to disclose information pursuant to Section 501.12.b.4 of the Financial Reporting Codification.
Comment 3
You state that you generally engage third party specialist to assist in the valuation of your goodwill. In future filings please identify this third party specialist, or revise your disclosure to eliminate the reference to the independent specialist. Refer to Rule 436(b) of Regulation C for guidance.
Response:
     The Company has eliminated its reference to a third party specialist beginning with the Company’s Form 10-Q for the quarter ended January 26, 2008. See Note 1 on page 8 in the Notes to the Condensed Consolidated Financial Statements and page 41 in Critical Accounting Policies within Management’s Discussion & Analysis in the Company’s Form 10-Q for the quarter ended January 26, 2008, filed with the Commission on March 5, 2008.
Comment 4
The October 27, 2007, condensed consolidating statements of cash flows report that the parent generated operating cash flows even though it generates no revenue. Given the materiality of this amount to consolidated operating cash flow, please clarify to us the source of these cash flows. The guidance in paragraph 136 of SFAS 95 regarding the classification of intercompany advances may be relevant.
Response:
     The source of the $4.3 million net cash provided by operating activities for the Parent (as defined in the Form 10-Q) is comprised of a $1.4 million net loss before equity earnings of subsidiaries adjusted for $1.6 million of non-cash items and $4.1 million from changes in working capital and other assets and liabilities. Non-cash items of the Parent during the quarter ended October 27, 2007 primarily included depreciation and stock-based compensation. During the quarter, the primary changes in working capital and other long term assets and liabilities that contributed to operating cash flow was an increase of $11.7 million for income tax payable, offset in part by a $5.0 million increase in other current and other assets and a $2.6 million decrease in accounts payable and other accrued liabilities.

Mr. Terence O’Brien
March 5, 2008

     For federal income tax purposes, the Parent is the tax filer responsible for income tax payments due for the consolidated company. As a result, the Parent maintains the liability for income taxes payable on its balance sheet as reflected on the consolidating condensed balances sheets as of July 28, 2007 and October 27, 2007. Changes in this liability impact the Parent’s operating cashflow. During the Company’s most recent quarter ended January 26, 2008, the Parent made tax payments which resulted in an operating cash outflow for the six month period then ended.
     For the quarter ended October 27, 2007, the change in other assets resulted in a cash outflow for the Parent in the amount of approximately $5.0 million. The primary component of this outflow was for the pre-payment of insurance premiums that the Parent is obligated to pay on the Company’s insurance policies. These amounts are reflected as other current and other assets of the Parent in the consolidating condensed balance sheet as of July 28, 2007 and October 27, 2007. The remaining changes are from decreases in accounts payable and other accrued liabilities due to normal timing and receipt of payments by the Parent.
     In accordance with paragraph 136 in SFAS 95, the Company classifies its intercompany funding as financing activities. The Company has not included any intercompany advances as part of its operating cash flow.
     The Company has added disclosure in Note 19 to the Condensed Consolidating Statements of Cashflows in the Form 10-Q for the period ended January 26, 2008 (pages 34-35) filed on March 5, 2008 to describe that net cash from operating activities of the Parent includes changes in certain asset and liability accounts incurred on behalf of the consolidated company.
****
     In connection with responding to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Terence O’Brien
March 5, 2008

     If you have any questions concerning the matters referred to in this letter, please call the undersigned at (561) 627-7171.

Very truly yours,
/s/ Richard B. Vilsoet
Richard B. Vilsoet
Vice President, General Counsel and Secretary

cc:	Richard L. Dunn, Senior Vice President and Chief Financial Officer Tracey McKoy, Securities and Exchange Commission